ProShares®

ProShare Advisors LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

September 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)
(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) is Post-Effective Amendment No. 46 under the Securities Act and Amendment No. 54 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The primary purpose of this filing is to add four new series to the Trust, ProShares 30yr Rising Inflation, ProShares 10yr Rising Inflation, ProShares 30yr Falling Inflation and ProShares 10yr Falling Inflation.

The form and text of the Prospectus included in the Amendment, other than information related to the underlying index, and the form and text of the Statement of Additional Information are substantially the same as the disclosure contained in the currently effective registration statement for the Trust with respect to its series ProShares Ultra Investment Grade Corporate. The Staff previously reviewed the disclosure regarding ProShares Ultra Investment Grade Corporate when that series was initially registered (and formerly known as Ultra iBoxx Liquid Investment Grade) with the Commission in Post-Effective Amendment No. 30 under the Securities Act and Amendment No. 37 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (Accession No. 0001193125-10-291512) (December 30, 2010). Accordingly, we request that the Staff use the limited review procedure of Securities Act Release No. 6510 (February 15, 1984) in reviewing the Amendment.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely

/s/ Amy R. Doberman
Amy R. Doberman Chief Legal Officer and Secretary